# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LiqTech International, Inc., CIK 0001307579
CUSIP: 53632A201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Industriparken 22C, DK 2750, Ballerup, Denmark (G7), 2750
Date of event which requires filing of this statement: 03/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001781002-24-000055
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 3,182,239; shared voting power 0; sole dispositive power 3,182,239; shared dispositive power 0; aggregate amount beneficially owned 3,182,239 (33.7% of the class)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to Schedule 13D is hereby amended to include the following:

On March 26, 2025, the Issuer and funds managed by the Reporting Persons agreed to extend the maturity date of the Notes from January 1, 2026 to May 1, 2027 (the "2025 Extension"). In addition, the Notes were amended to, among other things, provide for the payment of interest commencing January 1, 2026 at a rate of 10% per annum, with the interest payable, at the election of the Issuer, in the form of cash or Common Stock.

As consideration for the 2025 Extension, the Issuer agreed (x) to amend the warrants issued on June 22, 2022 to purchase an aggregate of 531,250 shares of Common Stock at an exercise price of $5.20 per share (the "2022 Warrants") to (i) reduce the exercise price to $2.00 per share and (ii) extend the expiration date from June 22, 2027 to December 31, 2029 and (y) that the resale registration rights set forth in the 2022 Registration Rights Agreement would be applicable to the Shares issuable upon conversion of the 2022 Warrants, as amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Introductory Statement

## Signatures
- Bleichroeder LP: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/28/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Andrew Gundlach, Chairman and CEO (03/28/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (03/28/2025)